UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One)

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2006

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ____ to ____.

Commission file number: 000-27385

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

INTERACTIVE INTELLIGENCE, INC. 401(k) SAVINGS PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

INTERACTIVE INTELLIGENCE, INC.
7601 Interactive Way
Indianapolis, Indiana 46278

REQUIRED INFORMATION

Item 4.   The Plan’s financial statements and schedule have been prepared in accordance with the financial reporting requirements of the Employee Retirement Income Security Act of 1974 (“ERISA”). To the extent required by ERISA, the Plan’s financial statements have been examined by independent accountants, except that the “limited scope exemption” contained in Section 103(a)(3)(C) of ERISA was not available. Such financial statements and schedule are included in this Annual Report on Form 11-K in lieu of the information required by Items 1-3 of Form 11-K.

Table of Contents
Page
Financial Statements and Exhibits

(a) Financial Statements:

Report of Independent Registered Public Accounting Firm	3

Financial Statements:

Statements of Net Assets Available for Benefits as of December 31, 2006 and 2005	4

Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2006	5

Notes to Financial Statements	6

(b) Supplemental Schedule:

Schedule H, Line 4i - Schedule of Assets (Held At End of Year) - December 31, 2006	10

(c) Signatures	11

(d) Exhibits	12

See Exhibit Index

Supplemental schedules other than those listed above have been omitted due to the absence of conditions under which they are required.

Report of Independent Registered Public Accounting Firm

Plan Administrator
Interactive Intelligence, Inc. 401(k) Savings Plan:

We have audited the accompanying statements of net assets available for benefits of the Interactive Intelligence, Inc. 401(k) Savings Plan as of December 31, 2006 and 2005, and the related statement of changes in net assets available for benefits for the year ended December 31, 2006. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2006 and 2005, and the changes in net assets available for benefits for the year ended December 31, 2006 in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule, Schedule H, Line 4i-Schedule of Assets (Held at End of Year) as of December 31, 2006, is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ KPMG LLP
Indianapolis, Indiana
June 26, 2007

INTERACTIVE INTELLIGENCE, INC. 401(k) SAVINGS PLAN

Statements of Net Assets Available for Benefits

	December 31,
	2006	2005
Investments:
Common/collective trust	$838,937	$759,082
Mutual funds, at fair value	10,919,787	8,775,853
Common stock, at fair value	891,374	229,132
Participant loans	173,667	143,442
	12,823,765	9,907,509
Accrued income	777	570
Net assets available for benefits	$12,824,542	$9,908,079

See accompanying notes to financial statements

INTERACTIVE INTELLIGENCE, INC. 401(k) SAVINGS PLAN

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2006

Additions to net assets attributed to:
Contributions	$1,874,045
Interest and dividends	412,078
Net realized and unrealized appreciation in fair value of investments	1,496,928
Total additions	3,783,051

Deductions from net assets attributed to:
Benefits paid to participants	865,528
Administrative expenses	1,060
Total deductions	866,588

Net increase	2,916,463

Net assets available for benefits at:
Beginning of year	9,908,079
End of year	$12,824,542

See accompanying notes to financial statements

INTERACTIVE INTELLIGENCE, INC. 401(k) SAVINGS PLAN

 Notes to Financial Statements

December 31, 2006

1.	DESCRIPTION OF THE PLAN

The following brief description of the Interactive Intelligence, Inc. 401(k) Savings Plan (the “Plan”) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

General

The Plan is a defined contribution plan established by Interactive Intelligence, Inc. (the “Company” and “Plan Administrator”) for qualifying employees effective January 1, 1996. The Plan is administered by an Investment Committee appointed by the Company. The trustee and record-keeper of the Plan is Merrill Lynch Trust Company, FSB (“Merrill Lynch” or the “Trustee”). The purpose of the Plan is to provide retirement income and other benefits to eligible employees of the Company.

Plan Termination

Although the Company has not expressed any intent to terminate the Plan, it has the option to do so at any time subject to the provisions of ERISA. Upon termination of the Plan, either full or partial, participants become fully vested in their entire account balances.

Eligibility

For purposes of making a pretax contribution or rollover contribution, an employee must have reached 21 years of age to be eligible for participation in the Plan. If an employee has met the age requirement, he or she is eligible to participate in the Plan as of his or her first day of service.

Contributions

Each year participants may contribute up to 50% of their pretax annual compensation, as defined in the Plan. Participant contributions are subject to the maximum limitations as defined in the Internal Revenue Code, as amended (the “Code”), plus “catch-up” adjustments as permitted by the Code. Participants may also contribute amounts representing qualified rollovers from other qualified benefit plans. Qualified matching and qualified non-elective Company contributions may be made as determined by the Company. The Company may also make profit sharing contributions at its discretion. Forfeitures are used to reduce future Company contributions. The Company has made no contributions to the Plan through December 31, 2006 and, as a result, there have been no cumulative participant forfeitures since the Plan’s inception.

In December 2006, the Company announced to its employees that beginning December 31, 2007, and subject to the Company achieving a certain financial performance target, the Company will make an annual Company matching contribution to eligible participants, as defined in the Plan, up to 25% of the first 4% of the eligible participants’ contributions.  Refer to Note 7 for further information.

Rollover and Transfer Contributions

The Plan permits participants to have their account balance in other qualified plans rolled over to the Plan. Such transfers or rollovers to the Plan may only be made with the approval of the Plan Administrator and do not affect any other contributions made by or on behalf of a participant.

Vesting

Participants are immediately vested in their contributions plus the actual earnings thereon. Participants vest in Company contributions, if applicable, in equal installments over four years.

Participant Accounts

Each participant’s account is credited with the participant’s contributions and Plan earnings. Investment earnings are allocated proportionately among all participants’ accounts in an amount which bears the same ratio of their account balance to the total fund balance. The benefit to which a participant is entitled equals the participant’s vested account balance.

INTERACTIVE INTELLIGENCE, INC. 401(k) SAVINGS PLAN

 Notes to Financial Statements

Investment Options

Participants may direct their pretax contributions to any of the investment options selected by the Plan Administrator. All investment elections are participant-directed.

Payment of Benefits

Upon termination of service or retirement, participants may elect to receive payments over a period provided in the Plan Document or in a lump sum amount equal to the vested portion of their accounts as of the most recent valuation date before the distribution. If applicable, forfeitures of nonvested amounts for terminated employees are used to reduce the Company’s contributions in future years. Participants may also elect in-service withdrawals or rollover their accounts from the Plan to another qualified retirement plan. Such benefit payments are subject to the provisions of the Plan.

Participant Loans

A participant of the Plan can borrow from his or her account. Amounts borrowed by the participant are transferred from one or more of the investment funds. The participant pays interest on the loan based on market rates at the date the loan is issued. This interest is credited to the participant’s account balance. Both the maximum amounts available and repayment terms for such borrowings are subject to the provisions of the Plan.

Administrative Expenses

Expenses related to the Plan may be paid by either the Plan or the Company; however, the Company has typically paid for substantially all of the Plan’s expenses.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The financial statements of the Plan have been prepared under the accrual basis of accounting.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Investment Valuation and Income Recognition

All investments are stated at fair value. Securities traded on a national securities exchange are valued at the last reported sales price on the last business day of the plan year. Mutual funds are valued at quoted market prices that represent the net asset values of shares held by the Plan at the end of the plan year. Participant loans are valued at their outstanding balances, which approximate fair value.

Purchases and sales are recorded on a trade-date basis. Interest income is recorded on an accrual basis.

Contributions

Participant contributions are recorded as additions to net assets available for benefits, when withheld from the participants’ earnings.

Payments to Participants

Payments to participants, including in-service withdrawals, transfers and qualified distributions, are recorded when paid.

INTERACTIVE INTELLIGENCE, INC. 401(k) SAVINGS PLAN

 Notes to Financial Statements

3.	INVESTMENTS

Investments are stated at current market value. The market value of individual investments that represent 5% or more of the Plan’s net assets at December 31 is as follows:
		2006	2005
	Mutual funds:
	American Funds Capital World Growth & Income R3	$1,432,410	$645,568
	American Funds Growth Fund of America R3	1,777,773	1,311,326
*	BlackRock Global Allocation A (1)	699,015	558,646
*	BlackRock S&P 500 Index I (1)	1,143,424	982,042
	Davis NY Venture A	1,830,085	1,284,686
	Franklin Small-Mid Cap Growth A	661,390	599,287
	PIMCO Total Return A	794,018	706,814
	Van Kampen Aggressive Growth A	1,015,608	1,167,203

	Common stock:
*	Interactive Intelligence, Inc.	891,374	**

	Common/collective trust:
*	Merrill Lynch Retirement Reserves Money Fund	838,937	759,082
_______________

*	Indicates a party-in-interest to the Plan.
**	Investment did not represent 5% or more of the Plan’s net assets as of December 31, 2005.
(1)
During September 2006, BlackRock, Inc. (“BlackRock”) and Merrill Lynch merged, as discussed in Note 6. The 2005 amounts represent the value of the funds under the previous names as disclosed in the Plan’s Annual Report on Form 11-K for the year ended December 31, 2005.

During 2006, the Plan’s investments (including gains and losses on investments purchased and sold, as well as held during the year) appreciated in fair value as determined by quoted market prices as follows:
Net Realized and Unrealized Appreciation in Fair Value of Investments
Mutual funds	$787,156
Common stock of Interactive Intelligence, Inc.	709,772
$1,496,928

INTERACTIVE INTELLIGENCE, INC. 401(k) SAVINGS PLAN

 Notes to Financial Statements

4.	INCOME TAX STATUS

The Plan is a proto-type plan administered by Merrill Lynch. The Internal Revenue Service has determined and informed Merrill Lynch by a letter dated June 4, 2002, that its prototype plan is designed in accordance with Section 401(a) of the Code and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the Internal Revenue Service, the Plan was amended and restated. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Administrator believes the Plan is designed, and is currently being operated, in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax-exempt.

5.	RISKS AND UNCERTAINTIES

The Plan invests in various types of investment securities. Investment securities, in general, are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is reasonably possible to expect that changes in the values of investment securities will occur in the near term and that such changes could materially affect the participants’ account balances and the amounts reported in the statements of net assets available for benefits.

6.	PARTIES-IN-INTEREST TRANSACTIONS

Certain Plan investments are shares of mutual funds and a money market fund managed by Merrill Lynch; therefore, transactions involving these types of investments qualify as party-in-interest transactions. There have been no fees paid by the Plan for the investment management services of Merrill Lynch. In addition, the Plan’s investments include shares of the Company’s common stock; therefore, transactions involving the acquisition or disposition of the Company’s common stock also qualify as party-in-interest transactions. The Company has never paid dividends on its common stock.

During September 2006, the investment management businesses of BlackRock and Merrill Lynch completed a merger that created a new independent company that became the custodian of all investment funds previously managed by the two companies. The merger did not constitute a change in the Trustee of the Plan.

7.	SUBSEQUENT EVENTS

Effective January 1, 2007, the Plan Administrator approved a restated Plan Document (the “New Plan Document”). The previous Plan Document was restated to include amendments to the Plan since January 1, 2003, including new benefits added to the Plan such as a Company matching contribution potential and a Roth 401(k) option. As discussed in Note 1, the Company announced to its employees that beginning December 31, 2007 and subject to the Company achieving a certain financial performance target, the Company will make an annual Company matching contribution to eligible participants, up to 25% of the first 4% of the participants’ contributions to the Plan.  For an eligible participant who has worked for the Company for less than four years at the time of the Company matching contribution, the contribution will vest in equal installments over four years based on the anniversary date of the participant’s employment. For an eligible participant who has worked for the Company for four or more years at the time of contribution, the contribution will be 100% vested. The contribution will be credited to the participants’ accounts as soon as practicable after the Company’s annual financial results are determined and the Company achieves the financial performance target.

In addition, the Company announced to its employees that, effective February 2007, a Roth 401(k) option was added to the Plan as an investment option. This Roth 401(k) option allows participants to elect up to 50% of their pretax annual compensation, subject to the maximum limitations as defined in the Code, as an after-tax contribution. If participants have made pretax traditional 401(k) contributions prior to the addition of the Roth 401(k) option, they will not be able to re-designate their traditional 401(k) contributions. The Roth 401(k) contributions will be invested separately in funds selected by the Plan Administrator. The participants’ Roth 401(k) account balances and earnings thereon may be withdrawn tax-free subject to the provisions of the New Plan Document.

SUPPLEMENTAL SCHEDULE

INTERACTIVE INTELLIGENCE, INC. 401(k) SAVINGS PLAN

 Schedule H, Line 4i - Schedule of Assets
(Held At End of Year)

EIN: 35-1933097	Plan Number: 002

December 31, 2006

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value		(e) Current value
	Mutual funds:
	Allianz RCM Technology A	2,365	shares	$96,397
	American Funds Capital World Growth & Income R3	34,301	shares	1,432,410
	American Funds Growth Fund of America R3	54,785	shares	1,777,773
*	BlackRock Global Allocation A	38,492	shares	699,015
*	BlackRock Healthcare A	25,405	shares	149,127
*	BlackRock S&P 500 Index I	65,714	shares	1,143,424
	Davis NY Venture A	47,510	shares	1,830,085
	Eaton Vance Income Fund of Boston A	11,974	shares	78,190
	Franklin Small-Mid Cap Growth A	17,511	shares	661,390
	Goldman Sachs Mid Cap Value A	11,437	shares	441,811
	MFS Utilities A	15,786	shares	257,470
	Munder Micro-Cap Equity A	8,297	shares	371,457
	Oppenheimer Developing Markets A	2,681	shares	110,484
	PIMCO Total Return A	76,495	shares	794,018
	Seligman Communication & Information A	1,839	shares	61,128
	Van Kampen Aggressive Growth A	61,552	shares	1,015,608
	Total mutual funds			10,919,787

	Common stock:
*	Interactive Intelligence, Inc.	39,758	shares	891,374

	Common/collective trust:
*	ML Retirement Reserves Money Fund	838,841	shares	838,937

*	Participant loans	Interest rates range from 5.00% to 9.25% with various maturity dates		173,667
_____________				$12,823,765

*	Indicates a party-in-interest to the Plan.
**	Disclosure of historical cost information, column (d), has been omitted as all investments are participant-directed.

See accompanying report of independent registered public accounting firm

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

INTERACTIVE INTELLIGENCE, INC. 401(k) SAVINGS PLAN
(Name of Plan)

Date: June 28, 2007	By:	/s/ Stephen R. Head
Stephen R. Head, Chief Financial Officer
Interactive Intelligence, Inc.

/s/ Debra L. Jones
Debra L. Jones, Director of Human Resources
Interactive Intelligence, Inc.

EXHIBIT INDEX

Exhibit No.	Description
23.1	Consent of KPMG LLP, Independent Registered Public Accounting Firm